UNICA CORPORATION
Reservoir Place North
170 Tracer Lane
Waltham, Massachusetts 02451-1379
                    July 29, 2005
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Unica Corporation
Registration Statement on Form S-1
File No. 333-120615
Request for Acceleration
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Unica Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-120615), as amended (the “Registration Statement”), so that it may become effective at 3:00 p.m. on August 2, 2005, or as soon thereafter as practicable.
     The Registrant hereby acknowledges that:
(1)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

UNICA CORPORATION

By:	/s/ David W. Flynn
David W. Flynn
Vice President and Corporate Controller